UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 1-31927

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): 82-

SUBMITTED HEREWITH

Exhibits

99.1	Notice and Information Circular of Northern Orion Resources Inc. Dated July 20, 2007.
99.2	Consent of Michael Kociumbas
99.3	Consent of Ross MacFarlane
99.4	Consent of Velasquez Spring
99.5	Consent of B. Terry Hennessey
99.6	Consent of John R. Sullivan
99.7	Consent of Ronald G. Simpson
99.8	Consent of Reno Pressacco
99.9	Consent of Renato Petter
99.10	Consent of Pierre Lacombe
99.11	Consent of Michael G. Hester
99.12	Consent of Michael W. Cassiday
99.13	Consent of Rodrigo Mello
99.14	Consent of Mario E. Rossi
99.15	Consent of Karl M. Kolin
99.16	Consent of John Wells
99.17	Consent of Ivan Machado
99.18	Consent of Evandro Cintra
99.19	Consent of Carlos Guzman
99.20	Consent of Melvin Klohn
99.21	Consent of Gerrit Vos
99.22	Consent of Luis A. Rivera
99.23	Consent of Gary H. Giroux
99.24	Consent of Callum L.B. Grant
99.25	Consent of GMP Securities L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.
(Registrant)

Date: July 26, 2007	By:	/s/ Horng Dih Lee
Horng Dih Lee
	Title:	Vice President Finance and CFO